UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

FTE NETWORKS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

Series H Preferred Stock, par value $0.01 per share
(Title of Class of Securities)

Common Stock: 86723M304

Series H Preferred Stock: Not Applicable

(CUSIP Number)

Mr. Fred Sacramone

34 Haas Road

Basking Ridge, New Jersey 07920

Telephone: (917) 796-8291

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Pryor Cashman, LLP

7 Times Square

New York, New York 10036

Attn: Eric M. Hellige, Esq.

Telephone: (212) 326-0846

October 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86723M304	SCHEDULE 13D	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Fred Sacramone
2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A
(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization:
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:
713,026 shares of Common Stock owned directly and beneficially by Mr. Sacramone.
33 shares of Series H Preferred Stock owned directly and beneficially by Mr. Sacramone, which represents 33% of the outstanding shares of Series H Preferred Stock.(1)
	8.	Shared Voting Power:
0
	9.	Sole Dispositive Power:
713,026 shares of Common Stock owned directly and beneficially by Mr. Sacramone.
33 shares of Series H Preferred Stock owned directly and beneficially by Mr. Sacramone.(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
713,026 shares of Common Stock.
33 shares of Series H Preferred Stock. (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11):
3.4% of the outstanding shares of Common Stock.*
33.0% of the outstanding shares of Series H Preferred Stock. (1)
14.	Type of Reporting Person (See Instructions)
IN

* Percentage calculated based on 20,865,262 shares of Common Stock outstanding as of October 14, 2019.

(1)	The Series H Preferred Stock entitles the holders, voting separately as a class, to vote 51% of the total number of votes cast by all classes of the Issuer’s capital stock. The Series H Preferred Stock is perpetual, but is not convertible into Common Stock or redeemable and is not entitled to any distribution.

CUSIP No. 86723M304	SCHEDULE 13D	Page 3 of 5

Item 2(c) of this Schedule 13D is amended to add the following:

The Reporting Person also is the Interim Chief Executive Officer and a director of FTE Networks, Inc., a Nevada corporation (the “Company”). The Company’s principal executive offices are located 237 West 35th Street, Suite 806, 10001.

Item 4 of this Schedule 13D is amended to add the following:

As previously disclosed in a Current Report on Form 8-K of the Company that was filed with the Securities and Exchange Commission (the “Commission”) on September 6, 2019, the failure of the Company to satisfy, vacate or stay certain judgments entered against the Company in favor of six holders of convertible notes of the Company constituted an event of default under that certain Amended and Restated Credit Agreement dated as of July 2, 2019 (the “Credit Agreement”) among the Company and its subsidiaries, Jus-Com, Inc. (“Jus-Com”) and Benchmark Builders, LLC (“Benchmark”), as borrowers, Lateral Juscom Feeder LLC, as Administrative Agent (“Lateral”), and the several lenders party thereto (together with Lateral, the “Lenders”). In connection with such event of default, as disclosed in the Company’s Current Report on Form 8-K dated October 9, 2019 and filed with the Commission on October 11, 2019, on October 10, 2019, the Company, together with Jus-Com, Benchmark, Focus Venture Partners, Inc., FTE Holdings, LLC, Optos Capital Partners, LLC, Focus Fiber Solutions, LLC, Crosslayer, Inc., UBIQ Communications, LLC and Focus Wireless, LLC (together with the Company, the “Credit Parties”), consented to a Proposal for Surrender of Collateral and Strict Foreclosure (the “Foreclosure Proposal”), from Lateral, Lateral Builders LLC (“Lateral Holdings”) and Benchmark Holdings, LLC (“Benchmark Holdings” and together with Lateral Holdings, the “Foreclosing Lenders”), and the other Lenders, pursuant to which, effective on October 10, 2019, the Lenders took possession and ownership of certain collateral by means of a strict foreclosure by the Foreclosing Lenders, including the Company’s equity interests in Benchmark, certain cash on hand and certain litigation claims.

In connection with such foreclosure and pursuant to an Agreement Regarding Debt and Series H Preferred Stock dated as of October 10, 2019 (the “Debt and Series H Agreement”), entered into between the Company, the Reporting Person and Brian McMahon, the Reporting Person released the Company and its affiliates from all obligations represented by a promissory note of the Company in favor of the Reporting Person, which had an outstanding amount equal to $1,030,000. As a result, the total amount of remaining indebtedness of the Company to the Reporting Person consists of the remaining amounts outstanding under the Amended Series A Benchmark Note (as defined in the Credit Agreement) and the Amended Series B Benchmark Note (as defined in the Credit Agreement), held by the Reporting Person, which amount to $4,749,070 and $10,911,810, respectively. Pursuant to the Debt and Series H Agreement, the Reporting Person agreed that the remaining indebtedness of the Company to the Reporting Person will automatically be released and discharged effective December 31, 2019 (the “Termination Date”) unless both of the following conditions are satisfied on or before the Termination Date: (1) on or before November 10, 2019, the Company enters into a business combination transaction that enables the Company’s common stock to remain listed on the NYSE American stock exchange or the Company’s common stock is then listed on any other U.S. national securities exchange; and (2) such business combination transaction is consummated on or before December 31, 2019 (a business combination transaction satisfying both such conditions being herein referred to as a “Qualified Business Combination”). In addition, the Reporting Person agreed to forebear from exercising any remedies against the Company and its affiliates in connection with such remaining indebtedness until December 31, 2019.

Pursuant to the Debt and Series H Agreement, each of the Reporting Person and Mr. McMahon also agreed that, if a Qualified Business Combination has not yet occurred before the Termination Date, then from the Termination Date until 180 days thereafter (the “Exercise Period”), the Company or its assignee will repurchase all the shares of Series H Preferred Stock, par value $0.01 per share (the “Series H Preferred Stock”), of the Company that such person owns, at a purchase price of One Dollar ($1.00) per share. All the rights of the holder of any such shares of Series H Preferred Stock, other than the right to receive payment for such shares of Series H Preferred Stock, will terminate as of the date the Company exercises its repurchase right.

CUSIP No. 86723M304	SCHEDULE 13D	Page 4 of 5

In connection with the foregoing transactions, on October 10, 2019, the Company entered into a Standstill Agreement with each of the Reporting Person and Mr. McMahon (the “Standstill Agreements”), pursuant to which the Reporting Person and Mr. McMahon have agreed, in connection with the foreclosure described above, to abstain from taking certain actions with respect to their shares of Series H Preferred Stock, including, without limitation, (i) acquiring additional voting securities of the Company or any assets, subsidiary or division of the Company, (ii) making or participating in any solicitation of proxies to vote securities of the Company and (iii) making any public announcement with respect to, or submitting a proposal for, or offer of, any extraordinary transaction involving the Company or any of its securities or assets. They also agreed that they will not, without the prior written consent of the Company’s Board of Directors, sell or offer to sell any shares of Series H Preferred Stock of the Company or any related securities.

The foregoing descriptions of the Debt and Series H Agreement and the Standstill Agreement of the Reporting Person is not complete and is qualified in its entirety by reference to the full text of such agreements, which are filed as Exhibits 1 and 2, respectively, to this Statement.

The Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5 of this Schedule 13D is amended to add the following:

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Item 6 of this Schedule 13D is amended to add the following:

The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

Item 7 Material to be Filed as Exhibits

Exhibit
No.	Description

1.	Agreement Regarding Debt and Series H Preferred Stock, dated as of October 10, 2019, by and between FTE Networks, Inc. and Fred Sacramone and Brian McMahon.

2.	Standstill Agreement, dated October 10, 2019, by and between FTE Networks, Inc. and Fred Sacramone.

CUSIP No. 86723M304	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2019

/s/ Fred Sacramone
Fred Sacramone